Mail Stop 6010   March 30, 2007

Mr. Anthony A. DiTonno
President and Chief Executive Officer
Neurogesx, Inc.
981 Industrial Road, Suite F
San Carlos, California 94070

> **Re: Neurogesx, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 1 filed March 16, 2007**
> **File No. 333-140501**

Dear Mr. DiTonno:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus summary, page 1

1. We note your response to comment 8 and reissue the comment. If a single 30 or 60 minute application provides at least 12 weeks of relief, why would one decide to undergo a 60 minute application instead of a 30 minute application? Why were two periods of application selected if the results are same?

"We face potential product liability exposure…." page 13

2. We note your response to comment 13. You state that you believe your product liability coverage is adequate and that it may not be sufficient to reimburse you for all your expenses or losses. These statements appear inconsistent. Please explain how you have determined that your coverage is adequate even though it might not cover all your expenses or losses. Alternatively, disclose the limitations of your current coverage.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies and Significant Judgments and Estimates, pages 32 – 37

3. Please refer to your response to our comment number 23 and address the following comments.

   •   Analyze, to the extent material, such factors as how accurate the estimate/assumption relating to clinical trial accruals has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
   •   Provide a sensitivity analysis relating to your clinical trial accruals based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.

Liquidity and Capital Resources, pages 39-41

4. We refer to the third paragraph on page 55 where you disclose that you will be required to pay royalties on net sales and three annual cash payments in the event of an initial public offering or if you are acquired. Please clarify for us whether these payments meet the criteria as a purchase obligation and are included in your contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K. If they are not included, tell us your basis for a) excluding them from the table and b) not providing disclosure to the table informing investors that it excludes these types of payments and the reasons therefore. Please refer to Financial Reporting Release 72, section IV.

Consolidated Financial Statements

5. Refer to our comment number 37 and your response. Please include the information requested in the notes to the financial statements. Disclose, at a minimum, the following information for all equity instruments (i.e. options, warrants, preferred stock etc.) granted to employees and non-employees during the 12 months prior to the date of the most recent balance sheet included in the filing:

    a. For each grant date, the number of options or equity instruments granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option

    b. Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective

6. It is not clear how you addressed certain aspects of comment 38 in Management's Discussion and Analysis and thus the comment is being reissued. Please disclose the following information relating to your issuances of equity instruments:

    a. Disclose the specific factors, assumptions, and methodology used within the valuation method. For example, specifically state the key milestones during 2005 and 2006 and how those milestones relate to changes in fair value. State what acceptable valuation methodology was used (i.e. income or market approach) and the assumptions used in that methodology.

    b. When your IPO price range has been set, discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.

    c. Disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

8. Redeemable Convertible Preferred Stock, F-20

7. We will evaluate your response to comment 42 regarding a beneficial conversion feature relating to your C2 preferred stock issued in 2006 in connection with our analysis of your methodologies and assumptions used in valuing your common stock.

Conversion and Voting Rights, page F-21

8. We have read your analysis in Appendix A. Please confirm to us that you expect to offer enough shares at your anticipated IPO price to aggregate an offering price of at least $150,000,000.

Preferred Stock Warrant Liability, page F-22

9. Please revise your disclosures to include the information provided to us supplementally in your response to comment 44 as appropriate.

Notes Receivable from Stockholders, page F-24

10. Please provide us the calculation as requested in comment 36 of the compensation expense recorded in 2006 relating to the shares of common stock issued upon payment of note receivable. Also, please provide us the journal entries for these transactions so we can better understand your accounting treatment. You state in your Statement of Stockholders' Equity (Deficit) on page F-7 that your payment of notes receivable was at $0.06- $0.08 per share. Tell us how your valuation in the transaction relates to the valuation of your common stock at the date of payment. Since the shares were not considered issued until payment of the note, it appears the value used should be the value of the common stock on the date of repayment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Iboyla Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael J. O'Donnell, Esq.
        Bruce K. Davis, Esq.